UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

ArTara Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04300J107

(CUSIP Number)

January 9, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 04300J107

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Intersouth Partners VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,510
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,510

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,510
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) Less than 1% (1)
12.	Type of Reporting Person PN

(1)	Based on 5,843,203 shares of ArTara Therapeutics, Inc. common stock outstanding on January 30, 2020.

CUSIP No. 04300J107

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Intersouth Associates VI, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,510
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,510

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,510
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) Less than 1% (2)
12.	Type of Reporting Person OO

(2)	Based on 5,843,203 shares of ArTara Therapeutics, Inc. common stock outstanding on January 30, 2020.

CUSIP No. 04300J107

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Mitch Mumma
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,510
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,510

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,510
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) Less than 1% (3)
12.	Type of Reporting Person IN

(3)	Based on 5,843,203 shares of ArTara Therapeutics, Inc. common stock outstanding on January 30, 2020.

CUSIP No. 04300J107

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Dennis Dougherty
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,510
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,510

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,510
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) Less than 1% (4)
12.	Type of Reporting Person IN

(4)	Based on 5,843,203 shares of ArTara Therapeutics, Inc. common stock outstanding on January 30, 2020.

CUSIP No. 04300J107

Item 1(a)	Name of Issuer

ArTara Therapeutics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

1 Little West 12th Street, New York, NY 10014.

Item 2(a)	Name of Person Filing

This Schedule 13G Amendment No. 2 is being filed by Intersouth Partners VI, L.P., Intersouth Associates VI, LLC, Mitch Mumma and Dennis Dougherty (together, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if none, Residence

4711 Hope Valley Road, Suite 4F-632, Durham, NC 27707.

Item 2(c)	Citizenship

Dennis Dougherty and Mitch Mumma are United States citizens. Intersouth Partners VI, L.P. is a limited partnership organized under the laws of the State of Delaware. Intersouth Associates VI, LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.001 per share.

Item 2(e)	CUSIP Number

04300J107

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

(a) The Reporting Persons are the beneficial owners of an aggregate of 32,510 shares of Common Stock, which represents less than 1% of the Issuer’s outstanding Common Stock based upon 5,843,203 shares outstanding on January 30, 2020 as reported in the Issuer’s Form S-3 as filed with the Securities and Exchange Commission on January 30, 2020. The Reporting Persons’ beneficial ownership consists of 32,510 shares of Common Stock held directly by Intersouth Partners VI, L.P.

CUSIP No. 04300J107

Intersouth Associates VI, LLC, the general partner of Intersouth Partners VI, L.P., may be deemed to share voting and dispositive power over the shares held directly by Intersouth Partners VI, L.P. Dennis Dougherty and Mitch Mumma are both Member Managers of Intersouth Associates VI, LLC, and share voting and dispositive power over the shares held directly by Intersouth Partners VI, L.P.

(b)	Percent of class:

Intersouth Partners VI, L.P.: Less than 1% (5)

Intersouth Associates VI, LLC: Less than 1% (5)

Mitch Mumma: Less than 1% (5)

Dennis Dougherty: Less than 1% (5)

(c)	Number of shares as to which such person has:

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote:

Intersouth Partners VI, L.P.: 32,510

Intersouth Associates VI, LLC: 32,510

Mitch Mumma: 32,510

Dennis Dougherty: 32,510

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of:

Intersouth Partners VI, L.P.: 32,510

Intersouth Associates VI, LLC: 32,510

Mitch Mumma: 32,510

Dennis Dougherty: 32,510

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

(5)	Based on 5,843,203 shares of ArTara Therapeutics, Inc. common stock outstanding on January 30, 2020.

CUSIP No. 04300J107

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibit Index
Exhibit A – Joint Filing Agreement

CUSIP No. 04300J107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

/s/ Mitch Mumma
Mitch Mumma

/s/ Dennis Dougherty
Dennis Dougherty

INTERSOUTH PARTNERS VI, L.P.

By: Intersouth Associates VI, LLC, its general partner

By:	/s/ Mitch Mumma
Name:	Mitch Mumma
Title:	Member Manager

INTERSOUTH ASSOCIATES VI, LLC

By:	/s/ Mitch Mumma
Name:	Mitch Mumma
Title:	Member Manager